Atlas Copco

RECEIVED
2005 MAR 14 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2



SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco: Fredrik Möller to head Industrial Technique

Stockholm, Sweden, March 9, 2005

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 1690 022

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco: Fredrik Möller to head Industrial Technique

Stockholm, Sweden, March 9, 2005: Fredrik Möller has been appointed Business Area Executive for the Industrial Technique business area and Senior Executive Vice President of Atlas Copco AB, as of April 1, 2005. He will succeed Göran Gezelius, who takes up a position outside the Group.

The Industrial Technique business area consists of two divisions in the product areas industrial power tools and assembly systems: Atlas Copco Tools and Assembly Systems and Chicago Pneumatic. In 2004, total revenues for these divisions were MSEK 5 046.

Gunnar Brock, President and CEO comments on the appointment, *"Fredrik has a strong knowledge and long experience of the industrial tool business. His mission will be to initiate and carry out a concentrated growth strategy that is based on the strong technology and market positions of the two divisions, but also to explore adjacent business opportunities."*

Fredrik Möller started at Atlas Copco in 1990, directly after his graduation. He has held managerial positions in sales, marketing, and product development in Sweden and he has been General Manager of a Customer Center in the United States. Since two years ago, Fredrik Möller has been President of the Atlas Copco Tools and Assembly Systems division.

Fredrik Möller holds a Masters of Science degree from Linköping Institute of Technology, Sweden, and an MBA from Weatherhead School of Management, Cleveland, Ohio, United States.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden, and about 27 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.